Exhibit 99.4

Sinopec Shanghai Petrochemical Company Limited

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

FORM OF PROXY FOR THE 2022 ANNUAL GENERAL MEETING

AND ANY ADJOURNMENT THEREOF

Number of H shares relevant to this form of proxy                                                                                            (Note 1) I/We (Note 2)                                  of address                                                                   being H shares shareholder(s) of Sinopec Shanghai Petrochemical Company Limited (the “Company”) holding                                                                               H shares (Note 3) of the Company hereby appoint the Chairman of the 2022 annual general meeting (the “AGM”) of the Company/                                                   (Note 4) as my/our proxy to attend the AGM and any adjournment thereof on my/our behalf to be held at North Building, Jinshan Hotel, No.1, Jinyi East Road, Jinshan District, Shanghai, the People’s Republic of China on Wednesday, 28 June 2023 at 2:00 p.m. to vote on the following resolutions as indicated. If no instruction as to how to vote is given, my/our proxy will be entitled to exercise his/her discretion as to how to vote.

Resolutions of Non-cumulative Voting			For (Note 5)	Against (Note 5)
Ordinary Resolutions
1.	THAT the 2022 Work Report of the board of directors (the “Board”) of the Company be considered and approved
2.	THAT the 2022 Work Report of the supervisory committee of the Company be considered and approved
3.	THAT the 2022 Audited Financial Statements of the Company be considered and approved
4.	THAT the 2022 Profit Distribution Plan of the Company be considered and approved
5.	THAT the 2023 Financial Budget Report of the Company be considered and approved
6.	THAT the re-appointment of KPMG Huazhen LLP and KPMG as the domestic and international auditors, respectively, of the Company for the year 2023 and the authorization to the Board to fix their remuneration be considered and approved
Special Resolutions
7.	THAT the authorization to the Board to decide on the registration and issuance of ultra short-term debt financing bonds be considered and approved;
8.	THAT the reduction of registered capital and amendments to the Articles of Association and authorization to the secretary to the Board to represent the Company in handling the relevant formalities for application, approval, disclosure, registration and filing requirements for the reduction of registered capital and amendments to the Articles of Association (including textual amendments in accordance with the requirements of the relevant regulatory authorities) be considered and approved
9.	THAT the proposal to the shareholders at the general meeting to authorize the Board to repurchase the domestic shares and/or overseas listed foreign shares of the Company be considered and approved
Ordinary Resolutions by Cumulative Voting			For (Note 6) (Cumulative voting) (Please fill in the number of votes)	Against (Note 6) (Cumulative voting) (Please fill in the number of votes)
10.	THAT the election of the following candidates as non-independent directors of the Eleventh Session of the Board of the Company be considered and approved
	10.01	Wan Tao
	10.02	Guan Zemin
	10.03	Du Jun
	10.04	Huang Xiangyu
	10.05	Xie Zhenglin
	10.06	Qin Zhaohui

11.	THAT the election of the following candidates as independent directors of the Eleventh Session of the Board of the Company be considered and approved
	11.01	Tang Song
	11.02	Chen Haifeng
	11.03	Yang Jun
	11.04	Zhou Ying
	11.05	Huang Jiangdong
12.	THAT the election of the following candidates as non-employee representative supervisors of the Eleventh Session of the Supervisory Committee of the Company be considered and approved;
	12.01	Zhang Xiaofeng
	12.02	Zheng Yunrui
	12.03	Cai Ting Ki

Date:	2023	Signature (Note 7) :

Notes:

1.

Please fill in the number of H shares registered in your name(s) to which this form of proxy relates. Failure to fill in the number of shares will cause this form of proxy to be deemed to relate to all the H shares of the Company registered in your name(s).

2.	Please fill in your full name(s) and address(es) in BLOCK LETTERS.

3.	Please fill in the number of all H shares registered in your name(s).

4.

Any shareholder entitled to attend and vote at the AGM is entitled to appoint more than one proxy to attend the AGM and vote on his/her behalf. A proxy need not be a shareholder of the Company. If any proxy other than the Chairman of the AGM is preferred, please strike out “the Chairman of the 2022 Annual General Meeting of the Company” and insert the name and address of the proxy desired in the space provided. A shareholder is entitled to appoint any person of his/ her own choice to be his/her proxy. The proxy does not need to be a shareholder of the Company but he/she must attend the AGM in person.

5.

Note: If you intend to vote for any resolution, please mark “✓” in the “For” column. If you intend to vote against the resolution, please mark “✓” in the “Against” column. If no instruction is given, the appointed proxy shall have the discretion to vote.

6.	Please note that:

In respect of resolutions no. 10, 11 and 12 regarding election of directors and non-employee representative supervisors, as required under Article 120 of the Articles of Association, Article 63 of the Rules of Procedure for Shareholders’ General Meeting and Shanghai Stock Exchange Self-regulatory Supervision Guidelines for Listed Companies No. 1 –Standardised Operation, if the controlling shareholder of the Company exercises more than 30% of control over votes, when resolutions are proposed for the election of directors and non-employee representative supervisors at a shareholders’ general meeting, the cumulative voting system shall be adopted. Thus, where two or more directors and non-employee representative supervisors will be elected in a shareholders’ general meeting, each share held by a shareholder shall have voting rights equal to the total number of candidates proposed for election. A shareholder may either give all of his/her/its votes to one candidate, or allocate his/her/its votes to several persons. Meanwhile, independent directors and the other Board members are elected separately. Currently, China Petroleum & Chemical Corporation, the Company’s controlling shareholder, has more than 30% of control over the Company and as more than two directors and non-employee representative supervisors will be elected, the cumulative voting system will be adopted when voting on the relevant resolutions and counting the votes.

In this election of directors, independent directors and other Board members are elected separately. To ensure that your voting rights is fully exercised, the following notes basing on resolution no. 10 as an example briefly explain matters that you should be aware of when completing the number of votes under the “cumulative voting system” (matters to be aware of in respect of resolutions no. 11 and 12 are the same as for resolution no. 10). Please refer to the following explanation and fill in your votes for resolutions no. 10, 11 and 12:

(i)

In respect of resolution no. 10, each share you hold has voting rights equal to the total number of non-independent directors to be elected. For example, if you hold 1 million shares, and the total number of non-independent directors to be elected is six, the total number of shares for which you have the voting rights under resolution no. 10 will be 6 million shares (i.e. 1 million shares x 6 = 6 million shares).

(ii)

Please state the number of votes in the column “for” and/or “against” you give to each of the candidates for election as non-independent director. Please note that you may give equal number of votes to each candidate, or give all your votes as represented by the shares you hold to one particular candidate as non-independent director, or a certain number of votes as represented by the shares you hold to certain candidates (one, two, three to six, similar hereinafter) as non-independent director. For example, if you own 1 million shares of the Company, and 6 directors should be elected in this election, the total number of shares for which you have the voting rights under resolution no. 10 is 6 million shares. Out of the 6 million shares, you can either share your voting rights equally to 6 candidates for election as non-independent directors so that you may vote 1 million shares to each candidate (vote for or against); or, give all of the 6 million votes to one particular candidate as non-independent director (either for or against), or, 3 million shares to candidate A (either for or against), 1 million shares to candidate B (either for or against), 1.5 million shares to candidate C (either for or against), and 0.5 million shares to candidate D (either for or against) as non-independent director, etc.

(iii)

After you have allocated all the voting rights represented by all of the shares held by you to a certain number of candidates for non-independent directors, you do not have further voting rights in respect of other candidates for non-independent director. That is, the sum of all the voting rights you voted for or against the six candidates for election as non-independent director shall not exceed the total number of voting rights represented by the shares held by you.

(iv)

Please note with particular attention that, if the total number of votes you have exercised and allocated to a certain number of candidates for non-independent director exceeds the total number of voting rights represented by the shares held by you, all your votes shall become void, and you will be deemed to be abstained from voting. If the total number of votes you have exercised and allocated to a certain number of candidates for non-independent director is less than the total number of voting rights represented by the shares held by you, your votes are valid, and those votes not exercised will be deemed as being abstained from voting. For example, if you own 1 million shares, and 6 non-independent directors should be elected in this election, the total number of votes as represented by your shares under resolution no. 10 will be 6 million: (a) if you have stated “6 million shares” in the column “for” (or “against”) in the cumulative voting system in favor of one particular candidate for non-independent director, then your voting rights are fully utilized, and you do not have any further votes in relation to other candidates for non-independent director. If you have stated the number of shares (other than 0 shares) in other corresponding columns under resolution no. 10, then all your votes in respect of resolution no. 10 will become void; or (b) if you have stated “4 million shares” in the column “for” (or “against”) in the cumulative voting system in favor of candidate A, and “1 million shares” in the column “for” (or “against”) in the cumulative voting system in favor of candidate B, then your votes as represented by such 5 million shares are valid, whilst the remaining 1 million shares which have not been allocated shall be deemed to have been abstained from voting.

(v)

Where the total number of votes in favor of a candidate for non-independent director exceeds one-half of the total number of shares with voting rights represented by shareholders attending the general meeting (based on the non-cumulative number of shares) and the votes for exceed the votes against, that candidate will be elected as a non-independent director. If the number of non-independent directors so elected exceeds the number of non-independent directors to be elected, then those receiving the most number of votes in favor shall be elected as non-independent directors (provided that if two or more candidates receiving lesser votes in favor have an equal number of votes, and the election of whom would cause the number of persons elected to exceed the number of non-independent directors to be elected, then such candidates will be deemed to have not been elected). If an insufficient number of non-independent directors are elected at the shareholders’ general meeting to fill the number of non-independent directors to be elected, then a further round of voting will be conducted for the remaining positions, until all the non-independent directors have been elected.

7.

This form of proxy must be signed by you or your proxy duly authorized in writing or, in the case of a corporation, must be executed either under its common seal or under the hand of the legal representative (person-in-charge) or attorney duly authorized. If this form of proxy is signed by your proxy, it must be notarized.

8.

In order to be valid, this form of proxy, together with any power of attorney or other authority (if any) under which it is signed, or a notarially certified copy thereof, must be returned to the Company’s H shares share registrar, Hong Kong Registrars Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not less than 24 hours before the time appointed for holding the AGM (i.e. not later than 2:00 p.m. on Tuesday, 27 June 2023).

9.	Any alteration made to this form of proxy must be initialed by the person(s) who sign(s) it.

10.

In representing a shareholder to attend the AGM, the proxy so appointed shall produce his/her proof of identity and the power of attorney duly signed by the person appointing the proxy or his or her legal representative. The power of attorney shall state the date of issue.

11.

Completion and delivery of the form of proxy will not preclude you from attending, speaking and voting at the AGM if you so wish, and in such event, the instrument appointing a proxy shall be deemed to be revoked.

PERSONAL INFORMATION COLLECTION STATEMENT

Your supply of your and your proxy’s (or proxies’) name(s) and address(es) is on a voluntary basis for the purpose of processing your request for the appointment of a proxy (or proxies) and your voting instructions for the AGM (the “Purposes”). We may transfer your and your proxy’s (or proxies’) name(s) and address(es) to our agent, contractor, or third party service provider who provides administrative, computer and other services to us for use in connection with the Purposes and to such parties who are authorized by law to request the information or are otherwise relevant for the Purposes and need to receive the information. Your and your proxy’s (or proxies’) name(s) and address(es) will be retained for such period as may be necessary to fulfil the Purposes. Request for access to and/ or correction of the relevant personal data can be made in accordance with the provisions of the Personal Data (Privacy) Ordinance and any such request should be in writing by mail to the Personal Data Privacy Officer of Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong.